# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACUREN CORP, CIK 0002032966
CUSIP: 00510N102
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 14434 MEDICAL COMPLEX DRIVE, #100, TOMBALL, Texas (TX), 77377
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001472850

## Reporting persons
- Permian Investment Partners, LP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,089,832; sole dispositive power 0; shared dispositive power 9,089,832; aggregate amount beneficially owned 9,089,832 (7.5% of the class)
- Permian Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,864,113; sole dispositive power 0; shared dispositive power 2,864,113; aggregate amount beneficially owned 2,864,113 (2.4% of the class)
- Permian Nautilus Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,827,286; sole dispositive power 0; shared dispositive power 1,827,286; aggregate amount beneficially owned 1,827,286 (1.5% of the class)
- Permian GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,691,399; sole dispositive power 0; shared dispositive power 4,691,399; aggregate amount beneficially owned 4,691,399 (3.9% of the class)

## Item 1. Issuer
Name of issuer: ACUREN CORP
Address of issuer's principal executive offices: 14434 MEDICAL COMPLEX DRIVE, #100, TOMBALL, TEXAS, 77377

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by and on behalf of each of Permian Investment Partners, LP, a Delaware limited partnership ('Permian'); Permian Master Fund, L.P., a Cayman Islands limited partnership, Permian Nautilus Master Fund, LP, a Cayman Islands limited partnership, (collectively 'Permian Funds'); and Permian GP, LLC, a Delaware limited liability company, ('Fund General Partner').

The Permian Funds and separately managed accounts on behalf of investment advisory clients ('Managed Accounts') of Permian are the record and direct beneficial owners of the securities covered by this statement. The Fund General Partner is the general partner of, and may be deemed to beneficially own securities owned by, Permian Funds. As the investment adviser to Permian Funds and Managed Accounts, Permian may be deemed to beneficially own the securities covered by this statement.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: 3401 Armstrong Ave, Dallas, Texas, 75205
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: The percentage calculated in Item 11 is based on 121,476,215 shares of Common Stock outstanding as of March 21, 2025, as reported in the Issuer's Form 10-K filed with the SEC on March 27, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Permian Investment Partners, LP: /s/ Britton Brown, Chief Financial Officer and Chief Compliance Officer (05/15/2025)
- Permian Master Fund, L.P.: /s/ Britton Brown, Authorized Signatory (05/15/2025)
- Permian Nautilus Master Fund, LP: /s/ Britton Brown, Authorized Signatory (05/15/2025)
- Permian GP, LLC: /s/ Britton Brown, Authorized Signatory (05/15/2025)